United States

Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (collectively, the “Filers”):	Bell Canada and BCE Inc.

B.	(1) This is

☒ an original filing for the Filers

☐ an amended filing for the Filers

C.	Identify the filing in conjunction with which this Form is being filed:

	Names of registrants:	Bell Canada and BCE Inc.

	Form type:	F-10

	File number (if known):	333-279247 and 333-279247-01

	Filed by:	Bell Canada and BCE Inc.

	Date Filed (if filed concurrently, so indicate):	May 9, 2024 (concurrently with Form F-10)

D.	Each of the Filers is incorporated or organized under the laws of Canada. Each of the Filers has its principal place of business at 1, carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, Canada H3E 3B3; phone number: 514-870-8777.

E.	(1)	Each of the Filers designates and appoints Puglisi & Associates (“Agent”) located at 850 Library Avenue, Suite 204, Newark, Delaware 19711 (phone number: 302-738-6680) as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b) Any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on May 9, 2024 or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date BCE Inc. has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, this 9th day of May, 2024.

Filer: BELL CANADA			Filer: BCE INC.

By:	/s/ Cutis Millen		By:	/s/ Curtis Millen
	Name:	Curtis Millen		Name:	Curtis Millen
	Title:	Executive Vice-President and		Title:	Executive Vice-President and
		Chief Financial Officer			Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Puglisi & Associates

as Agent for Service of Process

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director
Date: May 9, 2024